Exhibit 4.74

Our Ref.	: LC-2012005413826-6547

To	: Changyou.com HK Limited

Date : 7 August 2012

Important Notice:	This letter sets out the terms and conditions upon which our bank would provide/continue/revise general banking facilities to you. The Borrower(s), Mortgagor(s), Chargor(s) and Guarantor(s) are advised to read and understand the terms and conditions herein carefully before accepting the banking facilities. The Borrower(s), Mortgagor(s), Chargor(s) and Guarantor(s) are entitled to seek separate independent legal advice from solicitors of their choice if they wish to understand the legal commitments which they will assume on signing this letter.

Dear Sirs,

Re:	General Banking Facilities

With reference to our recent discussion, we, Bank of Communications Co., Ltd. Hong Kong Branch, are pleased to grant the following facilities (the “Facilities”) to Changyou.com HK Limited with Certificate of Incorporation No.1158141 (the “Borrower”) subject to the General Agreement for Banking Facilities and the terms stated below. Words and expressions defined in the General Agreement for Banking Facilities shall have the same meaning in this letter.

1.	Facilities

•	Uncommitted Term Loan

Limit: USD100,000,000.00***

Remarks:

(1)	Availability Period: The proposed date of each advance must be a business day and the Term Loan facility shall be available for drawdown within 10 months from the acceptance date of this facility letter subject to the Bank’s satisfaction of all conditions precedent under this facility letter (“Availability Period”).

(2)	The utilization and withholding of the Facilities will be subject to the terms and conditions under the (as defined under clause 2 of this letter, the ..

(3)	Maximum amount of each advance in aggregate with the other term advances made under the Facilities shall not exceed 100% of the amount of the corresponding issued by Bank of Communications Co., Ltd. Beijing Municipal Branch (“BoCom Beijing”) and shall not at any time exceed USD100,000,000.00.

(4)	Supporting documents evidencing the purpose of utilization of the drawdown proceeds in form and substance satisfactory to the Bank shall be provided to the Bank within one month from the drawdown date of each term advance.

(5)	Each drawdown request shall be made by the Borrower in writing at least two (2) business days prior to the proposed date of advance.

(6)	The drawdown notice once given is irrevocable.

(7)	Interest rate : at 2.2% p.a. over LIBOR.

Our Ref.	: LC-2012005413826-6547

To	: Changyou.com HK Limited

(8)	Interest Period: two (2) weeks, one (1), three (3) or (subject to availability) six (6) months as mutually agreed between the Borrower and the Bank from time to time in writing. No interest period shall extend beyond the Maturity Date.

(9)	The Bank is hereby authorized and instructed by the Borrower to deduct an amount equal to 3% of each advance for interest payment of the Facilities due and to be payable by the Borrower to the Bank (the “Retention Amount”) from the drawdown proceeds upon each drawdown. The Retention Amount shall be deposited and withheld in the Borrower’s designated account maintained with the Bank.

(10)	Each drawdown shall be made in minimum amount of USD5,000,000.00 and in integral multiples of USD1,000,000.00.

(11)	Interest of each advance shall be payable at the end of its relevant interest period. All outstanding principal, accrued interests and any other monies owing under the Facilities shall be repaid in full on the Maturity Date.

(12)	Default Interest: 4.25% p.a. (the Default Margin) over the USD Best Lending Rate of the Bank.

(13)	Any amounts undrawn after the Availability Period shall be automatically cancelled.

(14)	The “Maturity Date” shall mean the earliest of

(i)	the date falling two (2) years from the acceptance date of this facility letter or

(ii)	the date falling one month before the expiry date of the corresponding issued by BoCom Beijing or

(iii)	from the first anniversary of the first drawdown date of the Facilities, the “Maturity Date” (which shall be absolutely determined by the Bank) as notified in writing by the Bank to the Borrower whereupon all outstanding principal, accrued interests and any other monies owing under the Facilities shall be repaid in full by the Borrower.

(15)	Prepayment in whole or in part is allowed subject to five (5) business days’ prior written notice to the Bank. The Borrower shall pay all break funding costs incurred by the Bank if prepayment is not made on an interest payment date. Amount prepaid cannot be re-borrowed.

(16)	If any interest period shall end on a day which is not a business day, such interest period shall end on the next succeeding business day unless such succeeding business day falls within the next calendar month in which case such interest period shall end on the immediately preceding business day and interest shall be adjusted accordingly.

(17)	Under any circumstances, the Bank shall have the sole discretion to decide whether to make available such advance(s) or not.

2.	Conditions Precedent / Collateral Securities

•	The following collateral securities and/or legal documents shall be provided: -

•	Duplicate copy of this facility letter to be duly accepted and executed by the Borrower, the Guarantor(s) and/or the Security Provider(s) (as the case may be).

•	General Agreement for Banking Facilities duly accepted and executed by the Borrower.

•

Certified extract of board resolutions (and shareholders’ minutes where appropriate) from the relevant parties approving the terms of this letter, the General Agreement for Banking Facilities and other condition precedent documents.

•

(Master Agreement no.LC-2012005413826A-6547) duly accepted and executed by the Borrower, , Bank of Communications Co., Ltd. Hong Kong Branch and Bank of Communications Co., Ltd. Beijing Municipal Branch (the ).

Our Ref.	: LC-2012005413826-6547

To	: Changyou.com HK Limited

•	Letter of confirmation ( ) issued by Bank of Communications Co., Ltd. Beijing Municipal Branch in form and substance satisfactory to the Bank.

•	Letter of Undertaking ( ) issued by the Borrower in form and substance satisfactory to the Bank.

•	The original audited consolidated annual financial statements of or copies of such audited consolidated annual financial statements duly certified by the director of for the financial year 2011.

•	In respect of any or all documents supplied by you to us in support of your credit application, you shall, upon our request, produce the originals of such documents for our inspection.

•

Such other documents as we may reasonable request including without limitation those as may be required to evidence any and all licenses, authorization, consents or approvals, necessary for the performance by you or the security provider(s) of their respective obligations under this letter and the security or condition precedent documents.

3.	Fees & Expenses

•

Handling charge of 0.4% on the Term Loan limit made available to the Borrower (the “Available Limit”) shall be payable by the Borrower on the date which each such Available Limit is made available to the Borrower.

•

Whether or not the Facilities are drawn or utilized by you, all reasonable expenses including but not limited to legal fees, communications and other out-of-pocket expenses reasonably incurred by us in connection with the Facilities or other documents executed in respect of the Facilities or any enforcement, or attempted enforcement, of our rights under this facility letter or other documents executed in respect of the Facilities, are to be borne by you on a full indemnity basis.

•	We reserve the right to charge you administrative charge of HKD200.00 or such other reasonable amount as determined by us from time to time, each time when you fail to make a payment on its due date.

•

Apart from all costs, expenses, administrative charge and default interest (if applicable) arising from your failure to make payment on its due date, the Bank reserves the right to charge you collection charge of HKD1,500.00 (or such other reasonable amount as determined by the Bank from time to time) upon each issuance of solicitor’s demand letter to you and/or the security provider(s). This collection charge shall be borne by you on a full indemnity basis.

•	Unless agreed by us, all monies paid under this Clause 3 shall not be refunded once paid.

4.	Authorization to debit account(s)

•

We shall be authorized to debit any account opened or to be opened with the Bank in name of Changyou.com HK Limited at any time and from time to time for all or any of the instalment payment, interest, fees, charges, commissions, costs, expenses and other sums due and payable by the captioned Borrower(s) without prior notice to the captioned account holder. Such sums shall be deemed duly drawn or overdrawn from the captioned account(s) by the captioned account holder. The captioned account holder hereby agree and guarantee that all payments from the captioned debited account in payment of any indebtedness of the Borrowers shall not confer any right, whether by way of subrogation or otherwise, on the captioned account holder in respect of any security now or at any time hereafter, and from time to time given by the Borrowers/Chargor(s)/Guarantor(s) to us in respect of any of the captioned Banking Facilities.

Our Ref.	: LC-2012005413826-6547

To	: Changyou.com HK Limited

5.	Other Conditions

5.1	The Borrower hereby undertakes with the Bank that for so long as any moneys are owing under this facility letter or any part of the Facilities commitment remains outstanding:-

(a)	the Borrower shall directly and beneficially own 100% shareholding interests in at all times;

(b)	to procure shall be remained as the business profit center of the Borrower’s group companies in PRC;

(c)	to procure the annual dividend payment or other profit distribution of in an amount of not less than the aggregate of all outstanding principal, accrued interests and any other monies owing under the Facilities shall be credited to the designated account of the Borrower maintained with the Bank and such dividend distribution shall not be under any kind of restriction from any other third party;

(d)	to procure Changyou.com Limited shall maintain its listing status on NASDAQ and shall directly and beneficially hold 100% shareholding interest in the Borrower at all times;

(e)	to procure the distributable profits of shall not be less than RMB3,500,000,000.00 for financial year 2012.

(f)	to procure shall have commenced all regulatory procedures and other necessary applications for its dividend distribution on the earlier of (i) the date falling eight months from the first drawdown date under the Facilities and (ii) 31 May 2013 and the related application progress report shall be submitted to the Bank every six months;

(g)	the banking facilities granted by the financial institutions to the Borrower under which the related facilities agreements have certain restrictions on dividend distribution of shall not in aggregate exceed USD500,000,000.00 (including the Facilities to the Borrower under this Facility Letter and the USD200,000,000 facilities granted by the Bank to Changyou.com Limited);

(h)	the audited financial statements or management accounts of shall be submitted to the Bank every 6 months;

(i)	to procure to provide the Bank with the semi-annual report on all outstanding banking facilities and the respective loan maturity date which related facilities agreements have certain restrictions on dividend distribution of ..

5.2	The Facilities shall become immediately due and payable by the Borrower if the Borrower defaults or receives notice of default under any agreement or obligation relating to borrowing or any indebtedness of the Borrower or such borrowing or indebtedness becomes payable or capable of being declared payable before its stated maturity or is not paid when due or any encumbrance, guarantee or other security now or hereafter created by the Borrower becomes enforceable.

5.3	The Borrower hereby confirms and agrees that if the undistributed profits of minus the outstanding banking facilities granted by other financial institutions to the Borrower under which the related facilities agreements have certain restrictions on dividend distribution of is less than 1.5 times of the outstanding loan under the Facilities in this Facility Letter, the Borrower shall procure that must immediately commence all regulatory procedures and other necessary applications for its dividend distribution.

6.	Miscellaneous

•	The drawdown date of any facilities must be made on a Business Day.

•

You, as the Borrower of the Facilities, hereby consent that in the case of a remittance transaction at your request, our Bank is authorized to disclose your relevant information to, or used and retained by the receiving bank (whether within or outside Hong Kong) including but not limited to your company name, account number, address/registered office, date of establishment, business registration certificate number/company number etc. (if applicable).

Our Ref.	:LC-2012005413826-6547

To	: Changyou.com HK Limited

•

You confirm that, at present, you do not have any relationship with any of the directors or employees of our Bank or any other subsidiaries of our Bank. If the Facilities are secured by any guarantee(s) or securities provided by any third party(ies) (the “Security Provider”), you also confirm that none of the Security Provider is so related. You further agree and undertake that if the foregoing is not true and correct or you or any of the Security Provider becomes related with any of the directors or employees of our Bank or any other subsidiaries of our Bank, you will promptly notify us in writing.

•

If there is any conflict or inconsistency between the provision(s) hereof and the provision(s) of the General Agreement for Banking Facilities and other collateral securities it is agreed that the provision(s) hereof shall prevail.

7.	Date of Review

•	Unless the Facilities are cancelled by us, they are subject to our review on a regular basis.

Please signify your acceptance of this offer by signing and returning to us duplicate copy of this facility letter within 30 days from the date of this letter, failing which this offer shall lapse. Further, if the condition precedent and security documents listed above are not provided to us to our satisfaction within 30 days from your acceptance of this offer, the Facilities will not be made available to you or subject to our review of the terms and conditions thereof by notice to you.

We hope you would avail yourself the banking facilities frequently to our mutual benefit and we assure you of our best services at all times.

Yours faithfully,
For Bank of Communications Co., Ltd. Hong Kong Branch

Authorized Signature(s)

After due and careful consideration of the contents of this facility letter, I/we hereby accept the Facilities and agree to be bound by the terms and conditions set out herein.

For and on behalf of
Changyou.com HK Limited

Borrower

Date :

Witness: